DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/13/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

414,500

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

414,500
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

414,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.07

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of RMR Real Estate Fund ("RMR").The principal executive offices of RMR are located at 400 Centre Street, Newton, MA 02458.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from accounts managed by the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION
RMR?s market price has persistently been significantly less than its net asset value. The reporting persons will monitor RMR's discount and may take actions in the future to increase the value of their investment if RMR's stock continues to trade at a significant discount to its net asset value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCRS filed on 8/21/2006 there were 6,824,000 shares of RMR outstanding as of 6/30/06. The percentage set forth in item 5 was derived using such number.

Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 414,500 shares of RMR or 6.07% of the outstanding shares.

Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

  c) During the past 60 days the following shares of RMR were purchased (there were no sales):


Date		Shares	Price
1/3/2007	300	17.4
1/4/2007	1,700	17.4
1/5/2007	3,000	17.31
1/17/2007	2,800	17.7999
1/17/2007	1,000	17.7999
1/17/2007	900	17.7999
1/17/2007	3,500	17.7999
1/18/2007	1,600	17.8
2/13/2007	72,000	18.1
2/13/2007	23,000	18.1
2/13/2007	6,800	18.1
2/13/2007	21,000	18.1
2/13/2007	19,000	18.1
2/13/2007	89,000	18.1
2/14/2007	1,600	18.05
2/14/2007	500	18.05
2/14/2007	500	18.05
2/14/2007	400	18.05
2/14/2007	2,000	18.05
2/16/2007	1,300	17.8385
2/20/2007	3,200	17.9825
2/22/2007	1,500	18.01
2/22/2007	2,200	18.01


d)	Beneficial Owners of the accounts managed by the reporting
persons are entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/23/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of RMR.

Dated: 2/23/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos